

June 10, 2010

Mr. Thomas P. McCaffrey
Senior Vice President and Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
             Form 10-K for the year ended December 31, 2009
             Form 10-Q for the quarter ended March 31, 2010
             File No. 0-18348

Dear Mr. McCaffrey:

        We have reviewed your response to our comment letter dated April 27, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page F-7

1. We note your response to our prior comment 8. Please confirm to us that you intend to disclose the percent of revenues you record using percentage of completion accounting for each period presented. Also, please confirm and revise future filings to clarify that you record contract losses when known. It appears to us that your current disclosures regarding "probable and estimable" imply that you record contract losses on a basis similar to contingencies which does not appear to be appropriate.

Note 13. Segment Reporting, page F-19

2. As stated in your response to our prior comment 10, please revise future filings to disclose that providing product line disclosures is impracticable. Refer to ASC Topic 280-10-50-40.

Form 10-Q for the quarter ended March 31, 2010

Liquidity and Capital Resources – Current Financial Condition, page 15

3. We note your response to our prior comment 2 and the related disclosures in your Form 10-Q. In future filings, please provide a more detailed explanation of the specific factors that caused the fluctuations. In this regard, we note that your Accounts Receivable increased due to timing of billing and collections, your discussion should better explain how and why the timing of billings and collections changed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Sherry Haywood, Attorney, at (202) 551-3345, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant